United States securities and exchange commission logo





                            December 20, 2021

       Michael Novogratz
       Chief Executive Officer
       Galaxy Digital Inc.
       300 Vesey Street
       New York, NY 10282

                                                        Re: Galaxy Digital Inc.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Forms S-4 and S-1
                                                            Submitted on
November 12, 2021
                                                            CIK No. 0001859392

       Dear Mr. Novogratz:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Forms S-4 and S-1 Submitted on
       November 12, 2021

       General

   1. We note your response to prior comment 1 that you do not believe GDHL is subject to the
                                                        U.S. federal proxy
rules under Section 14(a) of the Securities Exchange Act of 1934
                                                        because GDHL   s
ordinary shares are not currently registered under Section 12 of the
                                                        Exchange Act. Please
provide us with your legal analysis supporting your conclusion that GDHL will not be
subject to the U.S. federal proxy rules at the time GDHL
                                                        shareholders will vote
given you state the Domestication and related corporate
                                                        reorganization
transactions and amendments will occur following the effectiveness of this
 Michael Novogratz
FirstName LastNameMichael   Novogratz
Galaxy Digital Inc.
Comapany20,
December  NameGalaxy
              2021     Digital Inc.
December
Page 2    20, 2021 Page 2
FirstName LastName
         registration statement.
2. We note your response to prior comment 2. In an appropriate section of your prospectus, please describe in greater detail the procedures you follow to avoid impermissibly engaging in or facilitating transactions in unregistered securities. In addition, please address the specific risks inherent in your business model, including those associated with your policies and procedures for determining that digital assets and other products you currently offer or may offer in the future are not securities. Please describe the limitations of any policies and procedures you have in this regard, and state that these are risk-based judgments by the company and are not a legal standard or determination binding on any regulatory body. Please also describe the specific potential consequences if any of the digital assets or other products that you currently offer or may offer in the future are determined to be securities under U.S. law.
3. We note your response to comment 3. It does not appear that you may register such shares for resale at this time because the GDH LP reorganization will not be effected until after the effective date of the registration statement. For similar reasons, we do not agree with the analogy to a PIPE transaction. Please revise accordingly.
4. We note your response to comment 24 and we reissue our comment as you do not appear to have addressed your equity investments in your response. We note your disclosure that you engage in trading, investing, mining and will engage in wallet or custodial services related to digital assets. Please provide us with your analysis as to your potential status as an investment company under the Investment Company Act of 1940 or as an investment adviser under the Investment Advisers Act of 1940. Please also expand your risk factor and regulatory disclosures accordingly to address the basis for your status determination.
5. We note your response to comment 26 and we reissue our comment in part. We note that you recently acquired Blue Fire Capital, a proprietary trading firm specializing in providing two-sided liquidity for digital assets, that you are willing to make markets across numerous cryptocurrencies and digital assets and that your proprietary trading platform facilities these services. In the appropriate section of your prospectus, please describe in greater detail the procedures you follow to avoid providing exchange services and a trading system for digital securities. Please also revise your risk factor disclosure to describe related risks and the limitations of any policies and procedures you have in this regard.
6. We note your disclosure on page 34 that you actively participated in the research and development of applications with strong adoption signals, such as non-fungible tokens
         ("NFTs"). We also note your disclosure on page 316 that Galaxy Digital Holding LP co-
         founded Candy Digital, Inc., a sports NFT company that is working with Major League
         Baseball to create an ecosystem to buy, trade and share officially licensed baseball content
         NFTs. Please provide disclosure regarding Candy Digital in your summary section and revise your disclosure to provide:
             A complete description of the NFTs you or Candy Digital have developed or are
 Michael Novogratz
Galaxy Digital Inc.
December 20, 2021
Page 3
              developing; and
                Your legal analysis explaining whether the NFTs you or Candy Digital develop are securities as defined in Section 2(a)(1) of the Securities Act. Your analysis should specifically address the distinct characteristics of each NFT you or Candy Digital have developed, or are developing, and how those characteristics affect your conclusions, as well as secondary trading and the larger ecosystem. In responding to this comment, please also address Gary Plastic Packaging Corp. v. Merrill Lynch,
              Pierce, Fenner & Smith, Inc., 756 F.2d 230 (2d Cir. 1985) and Abrahamson v.
              Fleschner, 586 F.2d 862 (2d Cir. 1977).
7. Please revise to provide greater disclosure regarding the business conducted by the companies that you have acquired, including DrawBridge Lending, Blue Fire Capital and
         Vision Hill Group. Please revise to disclose the specific products offered by each business, provide a description of each product and explain how each product works. To this end, we note that DrawBridge Lending appears to have several "Digital Investing"
         and "Digital Lending" products.
8. We note you refer to the "Reorganization" throughout the registration statement. Please define this term where it is first used in your prospectus.
Basis of Financial Statement Presentation, page i

9. We acknowledge your response to prior comment 6. As it appears that Galaxy Digital,
         Inc. was formed in part to complete your redomicile from the Cayman Islands to Delaware and to complete your reorganization of entities under common control as well as to complete the acquisition of BitGo Holdings, Inc. it cannot have been formed solely for the completion of a business combination and does not meet the definition of a Business
         Combination Related Shell Company as stipulated in Rule 305 of Regulation C. As a result, please provide audited financial statements of Galaxy Digital, Inc. and revise this disclosure accordingly in your next amended submission.
Industry and Market Data, page ii

10. We note the changes made in response to prior comment 7, including the statement that investors "are cautioned not to give undue weight" to industry and market data that you present. Please revise to clarify that you are liable for all the information you include in your registration statement.
Prospectus Summary, page 23

11. Please revise your summary to disclose the nature of Galaxy and BitGo's custody services
FirstName LastNameMichael Novogratz
       and use of segregated accounts and disclose the crypto assets under custody at the end of
Comapany
       eachNameGalaxy    Digital
            reporting period. In Inc.
                                 addition, please tell us the maximum amount of
crypto assets
       held in custody for
December 20, 2021 Page 3   Galaxy  and BitGo's customers during each reporting
period.
FirstName LastName
 Michael Novogratz
FirstName LastNameMichael   Novogratz
Galaxy Digital Inc.
Comapany20,
December  NameGalaxy
              2021     Digital Inc.
December
Page 4    20, 2021 Page 4
FirstName LastName
12. We note your disclosure under the heading "Government Regulation," beginning on page
         268, describing the regulatory regimes to which Galaxy is subject. Please revise your summary to summarize the extensive regulatory regimes to which Galaxy and BitGo are subject to and the risks and uncertainties inherent in your business.
Overview of the Proposed Transactions, page 36

13. We note the revisions made in response to prior comment 11. Please revise to ensure that the form of ownership or control is identified for every direct relationship illustrated on the diagrams. Please also revise your chart to disclose the existing Galaxy operating subsidiaries. Please make conforming changes where the diagrams are presented elsewhere in the registration statement.
The Meeting, page 45

14. We are still assessing your response to prior comment 12 and may have further comments at a later date.
Risk Factors, page 57

15. Please revise your custody-related risk factors in this section to provide risk factor disclosure regarding the impact an evolving regulatory landscape related to custody of
         customers    crypto assets may have on your operations and financial
statements.
16. Please expand your risk factor disclosure with respect to Galaxy and BitGo's custodying
         of customers    crypto assets to include quantification of digital
assets under custody, types
         of storage utilized (hot or cold) and related risks, level of insurance coverage for theft or loss, and risk associated with transferring assets.
17. Please provide us a detailed analysis how your KYC and onboarding processes are designed to prevent offers and sales of some digital assets or other products and services in the United States or to U.S. persons. Please specifically address steps you are taking to ensure that persons in the U.S. cannot circumvent your restrictions. Please also describe in a separate risk factor the specific risks if U.S. customers circumvent your KYC and other restrictions.
The Proposed Transactions   the Second Merger and the BitGo Acquisition
Background To the BitGo Acquisition, page 171

18. We note your response to prior comment 15 regarding the material terms of the all-cash offer for a proposed acquisition of BitGo by Company A. We may have further comment based on disclosure you include in a subsequent submission. Conditions to Completion of the Transaction, page 195

19. We note your response to prior comment 19. If any of the conditions listed are not permitted to be waived by applicable law, please revise to specifically identify such
 Michael Novogratz
FirstName LastNameMichael   Novogratz
Galaxy Digital Inc.
Comapany20,
December  NameGalaxy
              2021     Digital Inc.
December
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         conditions. In this regard, we note without limitation that conditions to completion of the
         Transaction include obtaining certain shareholder approvals and the effectiveness of the registration statement.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
203

20. Please disclose the business risks and challenges related to your digital asset mining operations, including any known trends or uncertainties that are reasonably expected to have a material impact on your results of operation or financial condition. Please also revise your Risk Factors section by describing the attendant risks. Non-GAAP Financial Measures, page 207

21. We are still assessing your response to prior comment 21 and may have further comments at a later date.
Information About Galaxy Digital
Our Products and Services, page 243

22. We note your response to prior comment 27 regarding your activities related to lending and borrowing of cryptocurrencies and digital assets. Please expand your disclosure on page 245 to address the following:
             Describe the purpose of the digital assets loans you originate and your borrowings, including how the lent or borrowed digital assets are used; Describe the general terms of the loans you originate and your borrowings, including
             without limitation any restrictions on the use of the lent or borrowed digital assets;
             Disclose whether you limit the amount of the loans that you may originate for both unsecured and secured digital assets loans and, if so, describe such limits;
             Disaggregate the amount of your digital assets on loan and your digital assets borrowed by whether the loan is secured or unsecured, or advise; Explain the reason for the increases in the amount of digital assets on loan and digital
             assets borrowed from December 31, 2019 to December 31, 2020, and disclose the amount of digital assets on loan and digital assets borrowed as of the latest most practicable date; and
             Further describe the limits you place on the amount of digital assets borrowed and lent based on average daily volume depending on the loan-to-value of the loans and based on market events or catalysts.
23.      We note your revised disclosure in response to comment 29 that the
correlation of GDT   s
         results to the values of cryptocurrencies and digital assets can vary significantly and
         that GDT   s counterparty-facing trading activities, while impacted at times by the
         underlying values of cryptocurrencies and digital assets, can also result in profitmaking during periods of elevated volatility that would drive prices higher or lower. In an effort to balance your disclosure, please revise to clarify that GDT's counterparty-facing trading
 Michael Novogratz
FirstName LastNameMichael   Novogratz
Galaxy Digital Inc.
Comapany20,
December  NameGalaxy
              2021     Digital Inc.
December
Page 6    20, 2021 Page 6
FirstName LastName
         activities can result in losses.
24. We note your response to prior comment 30. Please expand to disclose the number of trading counterparties and institutional clients who access or use your trading platform.
25. We note your response to prior comment 32 that you may in the future engage in staking mining, or other validation activities for other cryptocurrencies. Please ensure that you describe all the material business activities in which you engage in or intend to engage in your Business section or its equivalent.
26. We note your disclosure that you are engaged in bitcoin mining operations, and your response to comment 32 that Galaxy may in the future engage in staking mining, or other validation activities for other cryptocurrencies. Please clarify what digital assets you mine and how you hold, store, and maintain custody of mined digital assets, as well as whether you intend to hold or monetize the mined digital assets.
Certain U.S. Federal Income Tax Considerations, page C-48

27. We note the revisions you have made in response to prior comments 34 and 35. Please make conforming changes to the disclosure in the Management Circular and elsewhere in your registration statement as appropriate.
Index to Financial Statements, page F-1

28. We acknowledge your response to prior comment 38. Please confirm that BitGo security holders were provided financial statements prepared under GAAP for the year ended
         December 31, 2018 as appears to be implied by your response. If so, please provide those financial statements as required by Item 17(b)(7)(i) of Form S-4 or formally request a waiver of the required financial statements from the Division of Corporation Finance's
         Office of Chief Accountant by emailing your request to DCAOLetters@sec.gov.
Galaxy Holding LP
Notes to Consolidated Financial Statements
Note 2: Significant Accounting Policies
Revenue Recognition, page F-12

29. We note disclosure in the penultimate paragraph on page 244 that your team spends extensive time to electronically integrate access and information flow with centralized exchanges that are approved as your trading counterparties and platforms. Please more fully describe for us the parties to your trading platform and identify which ones are customers under ASC 606 and explain why or why not. In addition, provide more information on how your platform works by explaining the flow of digital assets in a typical sale transaction. As part of your response provide your principal versus agent analysis under ASC 606 supporting your assertion that you control digital assets that are accounted for as intangible assets before they are transferred to the customer and your evaluation of the related indicators. We are still assessing the remainder of your response
 Michael Novogratz
Galaxy Digital Inc.
December 20, 2021
Page 7
         to prior comment 39 and may have further comments at a later date. Digital Assets, page F-13

30. We are still assessing your response to prior comment 41 and may have further comments at a later date.
Digital Asset Rollforward, page F-27

31. Please address the following comments regarding the rollforwards you added in response to prior comment 42:
             Revise the column headings for the beginning and end of period balances to indicate that the amounts presented are your carrying values not necessarily the fair value. In this regard, we note that the amounts presented tie to your balance sheets and indefinite-lived intangible assets are not carried at fair value.
             Revise your disclosure to explain how your sales of indefinite-lived intangible assets is presented and how this reconciles to your statement of operations. In this regard, for example, it is apparent from your statement of operations for 2020 that your gross profit on digital asset sales is $715,144,000 ($9,559,690,000 in revenues minus
              $8,844,546,000 in cost), yet this amount does not agree with the $745,219,000 gain reflected in the "Change in Fair Value" column of the rollforward. In your response, explain why apparently $30,075,000 of the $260,231,000 net gain on digital assets presented in your 2020 statement of operations results from indefinite-lived intangible assets.
Note 5: Digital Assets on Loan and Borrowed
Digital Assets on Loan, page F-28

32. We are still assessing your response to prior comment 44 and may have further comments at a later date.
Note 20: Reportable Segments
Mining, page F-50

33. On page 250 you indicate that your mining operations work in partnership with third-party data center providers to host your proprietary bitcoin mining equipment. Please tell us whether you are a mining pool operator or participate in mining pools with these data
FirstName LastNameMichael Novogratz
       centers or others. Separately tell us how you intend to account for the revenues to
Comapany   NameGalaxy
       be earned           DigitaltoInc.
                  and expenses       be incurred in these operations and
reference for us the
       authoritative literature
December 20, 2021 Page 7        you   rely upon to support your accounting.
FirstName LastName
 Michael Novogratz
FirstName LastNameMichael   Novogratz
Galaxy Digital Inc.
Comapany20,
December  NameGalaxy
              2021     Digital Inc.
December
Page 8    20, 2021 Page 8
FirstName LastName
BitGo Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
Note 1: Description of Business, page F-61

34. We are still assessing your response to prior comment 47 and may have further comments at a later date.
Note 2: Summary of Significant Accounting Policies
Digital Intangible Asset Loans, page F-62

35. In your response to prior comment 46 you indicate that when you lend digital intangible assets that you borrowed, you are unable to derecognize the digital intangible assets from your balance sheet. In this policy note you disclose that you retain legal ownership title to the loaned assets and that derecognition criteria have not been met. Please provide us your analysis supporting retention of the indefinite-lived intangible assets underlying your loans on your balance sheet and reference for us the authoritative literature you rely upon to support your accounting. In your response:
             Tell us why retention of legal title appears to be the sole determinative factor as to whether control of the underlying digital assets has been retained.
             Tell us why your debtors would enter into loan agreements whereby they do not control the digital asset borrowed and apparently cannot enjoy the benefits associated with the right to use the underlying assets.

       You may contact Mark Brunhofer at 202-551-3638 or Sharon Blume at 202-551-3474 if
you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Finance
cc:      Joseph A. Hall